SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20552
                             ----------------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)
                                (Amendment No. 4)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       Provident Financial Holdings, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    743868101
                                 (CUSIP Number)

                              Mr. Matthew J. Zweig
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2502
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 15, 2004
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 29 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743868101                13D/A                   Page 2 of 29 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                           JAM Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 131,463
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 131,463
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 350,800
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 4.9%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                  PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 743868101                 13D/A                  Page 3 of 29 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                       JAM Special Opportunities Fund, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 -0-
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 350,800
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 4.9%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                  PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 743868101                 13D/A                  Page 4 of 29 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                           JAM Managers, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **

-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 131,463
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 131,463
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         350,800
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 4.9%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                  PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 743868101                 13D/A                  Page 5 of 29 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Seymour Jacobs
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **

-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION United States
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
                                                 2,812
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 131,463
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 2,812
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 131,463
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 350,800
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 4.9%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                  IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 743868101                 13D/A                  Page 6 of 29 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Endicott Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 59,700
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 59,700
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 350,800
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 4.9%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                  PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 743868101                 13D/A                  Page 7 of 29 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Endicott Partners II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS ** WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 77,700
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 77,700
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 350,800
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 4.9%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                       PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 743868101                 13D/A                  Page 8 of 29 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                            Endicott Offshore Investors, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                              WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             British Virgin Islands
-----------------------------------------------------------------------------
NUMBER OF     (7)   SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 65,100
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 65,100
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 350,800
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 4.9%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                  CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 743868101                 13D/A                Page 9 of 29 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                            W.R. Endicott, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **

-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 59,700
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 59,700
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 350,800
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 4.9%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                  PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 743868101                 13D/A                 Page 10 of 29 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                            W.R. Endicott II, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **

-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 77,700
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 77,700
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 350,800
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 4.9%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                  PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 743868101                 13D/A                 Page 11 of 29 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                            Endicott Management Co.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 14,025
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 14,025
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 350,800
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 4.9%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON ** CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 743868101                 13D/A                 Page 12 of 29 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                              Wayne K. Goldstein
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **

-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION United States
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 216,525
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 216,525
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 350,800
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 4.9%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                  IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 743868101                 13D/A                 Page 13 of 29 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                 Robert I. Usdan
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **

-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION United States
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 216,525
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 216,525
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 350,800
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 4.9%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                  IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 743868101                 13D/A                 Page 14 of 29 Pages

Item 1.     Security and Issuer.

     This Amendment No. 4 to Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Provident Financial Holdings, Inc. (the "Company" or "Provident"). The address of the principal executive offices of the Company is 3756 Central Avenue, Riverside, California 92506. The joint filing agreement was filed with an earlier-filed version of this Schedule 13D

Item 2.     Identity and Background.

     (a) This Schedule 13D is being jointly filed by each of the following persons (collectively, the "Group" or the "Group Members"):

         (i) The "Jam Parties":

                  (A) JAM Partners, L.P., a Delaware limited partnership
                  ("JAM").
                  (B) JAM Special Opportunities Fund, L.P., a Delaware limited partnership ("JAM SOF"). (C) JAM Managers, L.L.C., a Delaware limited liability company ("JAM MGR"). (D) Seymour Jacobs ("Mr. Jacobs").

         (ii) The "Endicott Parties":

                  (A) Endicott Partners, L.P., a Delaware limited partnership ("EPLP").
                  (B) Endicott Partners II, L.P., a Delaware limited partnership ("EPLPII").
                  (C) Endicott Offshore Investors,
                  Ltd., a British Virgin Islands international business company ("EOI")
                  (D) W.R. Endicott, L.L.C., a Delaware limited liability company ("WRE LLC").
                  (E) W.R. Endicott II, L.L.C., a Delaware limited liability company ("WRE II LLC").
                  (F) Endicott Management Co., a Delaware corporation ("Endicott Management").
                  (G) Wayne K. Goldstein ("Mr. Goldstein").
                  (H) Robert I. Usdan ("Mr. Usdan").

               The Group Members have entered into a Joint Filing Agreement, a copy of which was filed with an earlier-filed version of this Schedule 13D.

     (b) The address of the principal business and principal office of JAM, JAM SOF, JAM MGR and Mr. Jacobs is as follows: One Fifth Avenue, New York, New York 10003.

               The address of the principal business and principal office of EPLP, EPLPII, WRE LLC, WRE II LLC, Endicott Management, Mr. Goldstein and Mr. Usdan is as follows: 237 Park Avenue, Suite 801, New York, New York 10017.

CUSIP No. 743868101                 13D/A                 Page 15 of 29 Pages

               The address of the principal business and principal office of EOI is as follows: c/o Trident Fund Services (B.V.I.) Ltd., Wickhams Cay, P.O. Box 146 Road Town, Tortola, British Virgin Islands.

     (c) JAM and JAM SOF are limited partnerships formed for the purpose of investing in, among other things, the equity securities of various financial services providers. JAM MGR is a limited liability company and general partner of JAM and JAM SOF. Mr. Jacobs is the sole Managing Member of JAM MGR.

               The business of EPLP, EPLPII and EOI is investment, in, among other things, the equity securities of various financial services providers. Endicott Management, in addition to being the advisor to EPLP, EPLPII and EOI, also manages two accounts which invest in, among other things, financial services providers. WRE LLC is the general partner of EPLP. WRE II LLC is the general partner of EPLPII. Messrs. Goldstein and Usdan are Co-Presidents of Endicott Management and Managing Members of WRE LLC and WRE II LLC.

     (d) No member of the Group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) No member of the Group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) All of the individuals who are members of the Group are citizens of the United States.

CUSIP No. 743868101                 13D/A                 Page 16 of 29 Pages

Item 3.     Source and Amount of Funds and Other Consideration.

     In aggregate, the Group owns 350,800 shares, equal to 4.9% of the Common Stock of the Company. The percentages used herein are calculated based upon the 7,229,138 shares of Common Stock issued and outstanding as of February 2, 2004, as reflected in the Company's Form 10-Q for the quarter ended December 1, 2003.

     The amount of funds expended by JAM to acquire the 131,463 shares of Common Stock it holds in its name is $1,163,410. The amount of funds expended by Mr. Jacobs to acquire the 2,812 shares of Common Stock he holds in his name is $28,163. All of such funds were provided from available capital and from time to time, in part by margin account loans from NationsBanc Montgomery Securities, extended in the ordinary course of business on that firm's usual terms and conditions. All or part of the shares of Common Stock owned by any of the JAM Parties may from time to time be pledged as collateral for loans made by such firm to the JAM Parties. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

     The amount of funds expended by EPLP to acquire the 59,700 shares of Common Stock it holds in its name is $823,846. Such funds were provided from available capital. The amount of funds expended by EPLPII to acquire the 77,700 shares of Common Stock it holds in its name is $1,844,329. Such funds were provided from available capital. The amount of funds expended by EOI to acquire the 65,100 shares of Common Stock it holds in its name is $950,158. Such funds were provided from available capital. The amount of funds expended by Endicott Management to acquire the 14,025 shares of Common Stock it holds in its name is $143,008. Such funds were provided from available capital.

Item 4.     Purpose of the Transaction.

     The purpose of the sale of the shares of Common Stock by members of the Group is to realize profit from appreciation in the market price of the Common Stock since Mr. Jacobs was elected to the Board of Directors.

CUSIP No. 743868101                 13D/A                 Page 17 of 29 Pages


     Members of the Group may make further purchases or sales of shares of Common Stock. Members of the Group may dispose of any or all of the shares of Common Stock held by them, although they have no current intention to do so. No member of the Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Each member of the Group may, at any time and from time to time, review or reconsider its positions and formulate plans or proposals with respect thereto.

Item 5.     Interest in Securities of the Issuer.

         A. JAM Partners, L.P.

                  (a) - (b) See cover page.

                  (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by JAM in the Common Stock since the filing of the most recent Schedule 13D, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

                  (d) Because Mr. Jacobs is the Managing Member of JAM MGR, he has the power to direct the affairs of JAM MGR. JAM MGR has the power to direct the affairs of JAM, including the voting and disposition of shares of Common Stock held in the name of JAM. Mr. Jacobs is also the General Partner of JAM. Therefore, Mr. Jacobs has voting and dispositive power with regard to shares of Common Stock held in the name of JAM.

         B. JAM Special Opportunity Fund, L.P.

                  (a) - (b) See cover page.

                  (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by JAM SOF in the Common Stock since the filing of the most recent Schedule 13D, which were all in the open market, are set forth in Schedule B and are incorporated by reference.

                  (d) Because Mr. Jacobs is the Managing Member of JAM MGR, he has the power to direct the affairs of JAM MGR. JAM MGR has the power to direct the affairs of JAM SOF, including the voting and disposition of shares of Common Stock held in the name of JAM SOF. Mr. Jacobs is also the General Partner of JAM SOF. Therefore, Mr. Jacobs has voting and dispositive power with regard to shares of Common Stock held in the name of JAM SOF.


         C. JAM Managers, L.L.C.

                  (a) - (b) See cover page.

CUSIP No. 743868101                 13D/A                Page 18 of 29 Pages

                  (c) JAM MGR has made no purchases or sales of Common Stock in the last 60 days.

                  (d) Because Mr. Jacobs is the Managing Member of JAM MGR, he has the power to direct the affairs of JAM MGR. Therefore, Mr. Jacobs has voting and disposition power with regard to shares of Common Stock held in the name of JAM MGR.

         D. Seymour Jacobs

                  (a) - (b) See cover page.

                  (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock by Mr. Jacobs since the filing of the Schedule 13D, which were all in the open market, are set forth in Schedule C and are incorporated by reference.


         E. Endicott Partners, L.P.

                  (a) - (b) See cover page.

                  (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by EPLP in the Common Stock since the filing of the most recent Schedule 13D, which were all in the open market, are set forth in Schedule D and are incorporated by reference.

                  (d) Mr. Goldstein and Mr. Usdan are each a Managing Member of WRE LLC. WRE LLC is the general partner of EPLP. Therefore, Mr. Goldstein and Mr. Usdan share the power to direct the affairs of WRE LLC. WRE LLC has to power to vote or direct the affairs of EPLP, including the voting and disposition of shares of Common Stock held in the name of EPLP. Therefore, Mr. Goldstein and Mr. Usdan share voting and disposition power with regard to shares of Common Stock held in the name of EPLP.

         F. Endicott Partners II, L.P.

                  (a) - (b) See cover page.

                  (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by EPLPII in the Common Stock since the filing of the most recent Schedule 13D, which were all in the open market, are set forth in Schedule F and are incorporated by reference.

                  (d) Mr. Goldstein and Mr. Usdan are each a Managing Member of WRE II LLC. WRE II LLC is the general partner of EPLPII. Therefore, Mr. Goldstein and Mr. Usdan share the power to direct the affairs of WRE II LLC. WRE II LLC has to power to vote or direct the affairs of EPLPII, including the voting and disposition of shares of Common Stock held in the name of EPLPII. Therefore, Mr. Goldstein and Mr. Usdan share voting and disposition power with regard to shares of Common Stock held in the name of EPLPII.

CUSIP No. 743868101                 13D/A                Page 19 of 29 Pages

         G. Endicott Offshore Investors, Ltd.

                  (a) - (b) See cover page.

                  (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by EOI in the Common Stock since the filing of the most recent Schedule 13D, which were all in the open market, are set forth in Schedule F and are incorporated by reference.

                  (d) Mr. Goldstein and Mr. Usdan are each a Co-President of Endicott Management. Endicott Management directs the investment affairs of EOI. Therefore, Mr. Goldstein and Mr. Usdan share the power to direct the affairs of EOI, including voting and disposition power with regard to shares of Common Stock held in the name of EOI.

         H. W.R. Endicott, L.L.C.

                  (a) - (b) See cover page.

                  (c) WRE LLC has made no purchases or sales of Common Stock in the last 60 days.

                  (d) Mr. Goldstein and Mr. Usdan are each a Managing Member of WRE LLC. Therefore, Mr. Goldstein and Mr. Usdan share voting and disposition power with regard to shares of Common Stock held in the name of WRE LLC.

         I. W.R. Endicott II, L.L.C.

                  (a) - (b) See cover page.

                  (c) WRE II LLC has made no purchases or sales of Common Stock in the last 60 days.

                  (d) Mr. Goldstein and Mr. Usdan are each a Managing Member of WRE II LLC. Therefore, Mr. Goldstein and Mr. Usdan share voting and disposition power with regard to shares of Common Stock held in the name of WRE II LLC.

         J. Endicott Management Co.

                  (a) - (b) See cover page.

                  (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock by Endicott Management for its managed accounts since the filing of the most recent Schedule 13D, which were all in the open market, are set forth in Schedule G and are incorporated by reference.

                  (d) Mr. Goldstein and Mr. Usdan are each a Co-President of Endicott Management. Therefore, Mr. Goldstein and Mr. Usdan share the power to direct the affairs of Endicott Management, including voting and disposition power with regard to shares of Common Stock held in the name of Endicott Management.

         K. Wayne K. Goldstein

                  (a) - (b) See cover page.

                  (c) Mr. Goldstein has made no purchases or sales of Common Stock in the last 60 days.

CUSIP No. 743868101                 13D/A                 Page 20 of 29 Pages

         L. Robert I. Usdan

                  (a) - (b) See cover page.

                  (c) Mr. Usdan has made no purchases or sales of Common Stock in the last 60 days.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            With respect to the Endicott Parties, for all accounts managed, Endicott Management is entitled to a management fee based upon a percentage of total capital managed. In addition, Endicott Management receives an allocation of a portion of profits, if any, for the two managed accounts managed by it and the account managed for EOI. WRE LLC receives an allocation of a portion of profits, if any, for the account managed for EPLP. WRE II LLC receives an allocation of a portion of profits, if any, for the account managed for EPLPII. With respect to the JAM Parties, JAM MGR is entitled to a management fee and an allocation of a portion of profits of JAM and JAM SOF.

            Other than the foregoing agreements and the Joint Acquisition Statement which was filed with an earlier-filed version of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

No.  Description
--   -----------

1.   Joint Filing Agreement*
2. Letter from Mr. Jacobs to the Board of Directors of the Company, dated May 29, 2002.*
3. Letter from Mr. Jacobs to the Board of Directors of the Company, dated July 11, 2002.*
4. Letter from Mr. Jacobs to the Chairman of the Board of Directors of the Company, dated August 16, 2002.*
5. Letter from the Chairman of the Board of Directors of the Company to Mr. Jacobs, dated August 20, 2002.*
6. Letter from Mr. Jacobs to the Board of Directors of the Company, dated October 22, 2002.*
7. Company communication suggesting revisions to the standstill agreement, dated October 22, 2002.*
8.   Agreement among the Company and the Group Members, dated November 26,
     2002.*

* Filed with an earlier-filed version of this Schedule 13D.

CUSIP No. 743868101                 13D/A                 Page 21 of 29 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  March 30, 2004


                                    ----------------------------------------
                                    JAM Partners, L.P.

                                    By:   /s/ Seymour Jacobs
                                          Seymour Jacobs
                                          General Partner

                                    ----------------------------------------
                                    JAM Special Opportunities Fund, L.P.

                                    By:   /s/ Seymour Jacobs
                                          Seymour Jacobs
                                          General Partner

                                    ----------------------------------------
                                    JAM Managers, L.L.C.

                                     By:  /s/ Seymour Jacobs
                                          Seymour Jacobs
                                          Managing Member

                                    ----------------------------------------
                                    Endicott Partners, L.P.

                                    By:   W.R. Endicott, L.L.C.
                                          General Partner

                                    By:   /s/ Robert I. Usdan
                                          Robert I. Usdan
                                          Managing Member

                                    ----------------------------------------
                                    Endicott Partners II, L.P.

                                    By:   W.R. Endicott II, L.L.C.
                                          General Partner

                                    By:   /s/ Robert I. Usdan
                                          Robert I. Usdan
                                          Managing Member

CUSIP No. 743868101                 13D/A                 Page 22 of 29 Pages




                                    ----------------------------------------
                                    Endicott Offshore Investors, Ltd.

                                    By:    /s/ Robert I. Usdan
                                           Robert I. Usdan
                                           Director

                                    ----------------------------------------
                                    W.R. Endicott, L.L.C.

                                    By:    /s/ Robert I. Usdan
                                           Robert I. Usdan
                                           Managing Member

                                    ----------------------------------------
                                    W.R. Endicott II, L.L.C.

                                    By:    /s/ Robert I. Usdan
                                           Robert I. Usdan
                                           Managing Member

                                    ----------------------------------------
                                    Endicott Management Co.

                                    By:     /s/ Robert I. Usdan
                                            Robert I. Usdan
                                            President


                                    ----------------------------------------
                                    By:    /s/ Seymour Jacobs
                                           Seymour Jacobs


                                    ----------------------------------------
                                    By:    /s/ Wayne K. Goldstein
                                            Wayne K. Goldstein


                                    ----------------------------------------
                                    By:    /s/ Robert I. Usdan
                                           Robert I. Usdan

CUSIP No. 743868101                13D/A                  Page 23 of 29 Pages

                                   Schedule A

                               JAM PARTNERS, L.P.




Date of                       Number of Shares
Transaction                   Purchased/(Sold)     Price Per Share

03/19/03                       (   500)                 28.11
03/20/03                       ( 5,600)                 28.09
03/21/03                       ( 1,230)                 28.14
04/29/03                       ( 4,707)                 28.96
04/30/03                       ( 3,018)                 28.92
05/01/03                       ( 6,925)                 29.06
11/24/03                       ( 2,000)                 32.50
02/03/04                        53,697 (split)           0.00
03/15/04                       (29,629)                 25.37


CUSIP No. 743868101                 13D/A                 Page 24 of 29 Pages

                                   Schedule B

                      JAM SPECIAL OPPORTUNITIES FUND, L.P.



Date of                       Number of Shares
Transaction                   Purchased/(Sold)     Price Per Share


11/24/03                        (3,000)                   32.5012


CUSIP No. 743868101                 13D/A                 Page 25 of 29 Pages

                                   Schedule C

                                 SEYMOUR JACOBS



Date of                       Number of Shares
Transaction                   Purchased/(Sold)     Price Per Share


05/01/03                       (1,875)                   29.06
05/27/03                       (1,875)                   30.30
02/03/04                          937 (split)             0.00


CUSIP No. 743868101                 13D/A                 Page 26 of 29 Pages


                                   Schedule D

                             ENDICOTT PARTNERS, L.P.


Date of                       Number of Shares
Transaction                   Purchased/(Sold)     Price Per Share


01/07/03                        (4,000)                 27.7000
04/01/03                        (2,100)                 28.2266
04/02/03                        (1,400)                 28.2659
04/03/03                        (1,200)                 28.2970
04/04/03                        (  400)                 28.3213
04/07/03                        (1,200)                 28.0935
04/24/03                        (1,400)                 28.5444
05/01/03                         2,300                  29.0600
07/03/03                        (2,100)                 29.3400
10/01/03                         6,200                  30.0200
11/10/03                           700                  31.7800
11/24/03                        (2,300)                 32.5100
01/02/04                        (7,450)                 36.2700
01/05/04                        (1,900)                 36.2500
01/06/04                         4,100                  35.8300
01/23/04                         1,200                  35.1700
02/03/04                        24,300 (split)           0.0000
03/15/04                       (13,200)                 25.3700


CUSIP No. 743868101                 13D/A                 Page 27 of 29 Pages


                                   Schedule E

                           ENDICOTT PARTNERS II, L.P.


Date of                       Number of Shares
Transaction                   Purchased/(Sold)     Price Per Share


01/07/03                         3,000                  27.7000
03/25/03                        (1,800)                 28.4950
03/28/03                        (2,000)                 28.3077
03/31/03                        (2,000)                 28.2548
04/01/03                        (5,100)                 28.2266
04/02/03                        (1,700)                 28.2659
04/03/03                        (1,900)                 28.2970
04/04/03                        (  500)                 28.3213
04/07/03                        (2,200)                 28.0935
04/24/03                        (1,800)                 28.5444
05/01/03                         3,500                  29.0600
07/03/03                         8,200                  29.3400
10/01/03                        (3,400)                 30.0200
11/10/03                        (1,000)                 31.7800
11/24/03                        (2,800)                 32.5100
01/02/04                        (6,600)                 36.2700
01/05/04                        (3,300)                 36.2500
01/06/04                         7,300                  35.8300
01/23/04                           100                  35.1700
02/03/04                        31,100 (split)           0.0000
03/15/04                       (15,600)                 25.3700



CUSIP No. 743868101                 13D/A                 Page 28 of 29 Pages


                                   Schedule F

                        ENDICOTT OFFSHORE INVESTORS, LTD.


Date of                       Number of Shares
Transaction                   Purchased/(Sold)     Price Per Share


01/07/03                         2,600                  27.7000
03/25/03                        (2,500)                 28.4950
03/26/03                        (1,400)                 28.2942
03/27/03                        (2,500)                 28.0443
03/28/03                        (5,600)                 28.3077
04/03/03                        (  800)                 28.2970
04/04/03                        (  500)                 28.3213
04/08/03                        (1,300)                 28.0935
04/24/03                        (1,500)                 28.5444
05/01/03                         2,500                  29.0600
07/03/03                        (5,400)                 29.3400
10/01/03                        (2,900)                 30.0200
11/10/03                           300                  31.7800
11/24/03                        (1,900)                 32.5100
01/02/04                        14,050                  36.2700
01/05/04                         4,350                  36.2500
01/06/04                        (9,700)                 35.8300
01/23/04                          (100)                 35.1700
02/03/04                        26,200 (split)           0.0000
03/15/04                       (13,500)                 25.3700


CUSIP No. 743868101                 13D/A                 Page 29 of 29 Pages


                                   Schedule G

                             ENDICOTT MANAGEMENT CO.



Date of                       Number of Shares
Transaction                   Purchased/(Sold)     Price Per Share


01/07/03                        (1,600)                 27.7000
03/25/03                        (  700)                 28.4950
03/28/03                        (1,300)                 28.3077
03/31/03                        (  700)                 28.2548
04/01/03                        (  700)                 28.2266
04/02/03                        (  300)                 28.2659
04/03/03                        (  400)                 28.2970
04/04/03                        (  100)                 28.3213
04/08/03                        (  300)                 28.0935
04/24/03                        (  300)                 28.5444
05/01/03                           500                  29.0600
07/03/03                        (  700)                 29.3400
10/01/03                           100                  30.0200
11/24/03                        (  500)                 32.5100
01/05/04                           850                  36.2500
01/06/04                        (1,700)                 35.8300
01/23/04                        (1,200)                 35.1700
02/03/04                         5,575 (split)           0.0000
03/15/04                        (2,700)                 25.3700
